

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

MAIL STOP 3720

January 23, 2009

Mr. Henrik Scheinemann
Chairman
Invitel Holdings A/S
Puskas Tivadar
u.8—10 u.8—10
H-2040 Budaors, Hungary

**Re: Invitel Holdings A/S
              Registration Statement on Form F-4/A
              Amended on January 12, 2009
              File no. 333-155788**

Dear Mr. Scheinemann:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background and Reasons for the Reorganization, page 9

1. We note your response to prior comment three from our letter dated December 24, 2008. Please revise to clarify, if true, that the company has not at this time identified a purchaser.

2. We note your response to prior comment four from our letter dated December 24, 2008. Please revise to clarify, if true, that the simplification and rationalization of "the group's tax position" is limited solely to tax consequences at the holding company level, as suggested by the final paragraph of your revised disclosure. If this is not the sole benefit, please revise to indicate what the specific tax benefits are at the various levels, including HTCC, TDC, and any TDC subsidiaries or affiliates.

Recommendation of the Board of Directors, page 14

3. We note your response to prior comment ten from our letter dated December 24, 2008. Please revise the final paragraph on page 15 to indicate upon whose external advice the board made the determination that the potential tax liability risks were minimal to the company.

We may be required to pay taxes as a result of the reorganization., page 19

4. Please revise your heading to clarify that the potential tax liability which you here discuss would be limited to HTTC Delaware.

Executive Officer Compensation, page 81

5. Please revise, as practicable, to include disclosure for the year ended 12/31/08.

Management's Report on Internal Control over Financial Reporting, page 87

6. We are uncertain why you have included this disclosure, as it does not appear to relate to an item requirement under Form F-4. Please advise or revise.

Hungarian Telephone and Cable Corp

Statements of Operations, page F-6

7. Please revise the statements of operations to remove the line item Gross Margin as indicated in your response to prior comment 27. It is not appropriate to present a measure of gross margin in your statements of operations that excludes depreciation.

<u>(3) Pro forma Adjustments, page F-125</u>

8. Please refer to the reconciliation of the pro forma income statement of HTCC at page F-127. The pro forma adjustments at pages F-127 and F-128 describe adjustments to reflect four months of operations of Invitel. We note that the introduction to the pro forma information at page F-121 discloses that the pro forma statement of operations reflects the acquisition of Matel Holdings N.V. While we understand that your reference to Invitel and Matel is synonymous, a reader may not be familiar with this fact. Please revise the disclosure in the pro forma presentation to correct this apparent inconsistency or explain why no change is necessary.

<u>Pro Forma Condensed Statement of Operations (Memorex), page F-129</u>

9. Please refer to your response to prior comment 40. It appears that the historic results of operations for Memorex for the three month period ended March 31, 2007 is available. Please revise the pro forma information to include 12 months of operations based on historical information of Memorex. The presentation of annualized information does not comply with the guidance for pro forma presentations in Rule 11-02(c) of Regulation S-X.

<u>Matel Holdings NV</u>

<u>Report of Independent Registered Public Accounting Firm, page F-131</u>

10. Please ask your auditors to include the location of the office that issued the audit report for the financial statements of Matel Holdings NV.

<u>Note 1 – General Information, page F-136</u>

11. We note that Matel issued High Yield Bonds that were listed on the Luxembourg Stock Exchange. Tell us if Matel published financial information for the interim period ended March 31, 2007. If so, tell us the consideration you gave to including financial statements of Matel Holdings for the interim period ended March 31, 2007. Please refer to the guidance in Item 8A.5 of Form 20-F.

<u>Draft Opinion of Danish Legal Counsel</u>

12. Please remove qualification paragraph 4.1, which appears to be an inappropriate disclaimer of underlying matters material to the opinion.

13. Please remove qualification paragraphs 4.4, as it is unnecessary to describe the operation of Danish law

14. In the sentence beginning "This opinion shall be governed by and construed in accordance with . . ." please delete all text after the words "Danish law." It is inappropriate to suggest that investors may not avail themselves of the protections of the United States Federal securities laws.

15. Delete the paragraph beginning "This opinion is issued solely for the benefit . . ." You may not limit reliance on the opinion as to person.

Draft Tax Opinion of Danish Legal Counsel

16. Delete the paragraph beginning "This opinion is issued solely for the benefit . . ." You may not limit reliance on the opinion as to person.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360, or Terry French, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: Michael Wolfson, Esq.
        via facsimile, 44 20 7275 6502